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FOR IMMEDIATE RELEASE
                                  Contacts:
                                             Chris Tessier
                                             Manager, Media Relations
                                             203-351-7210
                                             tessiech@pb.com

                                             Scott Gerschwer
                                             Manager, Media Relations
                                             203-739-3163
                                             gerschsc@pb.com

                                             Kris Otridge
                                             Lippert Heilshorn& Associates, Inc.
                                             415-433-3777
                                             kris@LHAI-SF.com


              PITNEY BOWES ENTERS SUBSEQUENT TENDER OFFERING PERIOD
                          FOR ALYSIS TECHNOLOGIES, INC.


STAMFORD, CONN. - APRIL 26, 2001 - Pitney Bowes Inc. (NYSE: PBI) announced today that it will provide a subsequent offering period of five business days in its $1.39 per share cash tender offer for all the outstanding shares of common stock and class B common stock of Alysis Technologies, Inc. (OTCBB: ALYS). The subsequent offering period begins Thursday, April 26, 2001 at 9:00 a.m. New York City time, and expires at 5:00 p.m. New York City time, on Wednesday, May 2, 2001. During such period, Pitney Bowes offers to pay $1.39 in cash per share of Alysis common stock and class B common stock validly tendered.

         The offer initially expired at 12:00 midnight, New York City time, on April 25, 2001. To date, 10,083,418 shares of Alysis common stock have been tendered (including approximately 65,724 shares that are guaranteed to be delivered), representing about 89.94% of the outstanding shares of Alysis common stock, and 2,417,112 shares of Alysis class B common stock have been tendered, representing about 100% of the outstanding shares of Alysis class B common stock. Pitney Bowes, through its wholly owned subsidiary Maui Acquisition Corp., has accepted for payment all validly tendered

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shares and expects to make payment for the accepted shares to Wilmington Trust
Company, the depositary on April 26, 2001, or promptly thereafter.

         The subsequent offering period is intended to allow Pitney Bowes time to confirm its acquisition of at least 90 percent of the outstanding shares of Alysis common stock. During such period, Pitney Bowes, through Maui Acquisition Corp., expects to immediately accept and promptly pay for all the shares of Alysis common stock tendered as they are tendered. No withdrawal rights will be available to holders of such shares during the subsequent offering period.

         Following the expiration of the subsequent offering period and as soon as practicable thereafter, Pitney Bowes intends to cause Maui Acquisition Corp. to merge with Alysis. Alysis will then become a wholly owned subsidiary of Pitney Bowes. The terms of the offer and other relevant information are available through public filings made by Maui Acquisition Corp. and Alysis Technologies, Inc. at http://www.sec.gov.

         The information agent for the tender offer is MacKenzie Partners, Inc. For additional information please call collect (212) 929-5500, or toll free 1-800-322-2885.

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PITNEY BOWES INC. is a $4 billion global provider of integrated mail and document management solutions headquartered in Stamford, Connecticut. Pitney Bowes serves over 2 million businesses of all sizes through dealer and direct operations. Its docSense unit is the premier global provider of solutions for the creation and distribution of efficient and effective documents in paper and digital form. Additional information about Pitney Bowes or Pitney Bowes docSense is available at www.pitneybowes.com or www.docsense.pb.com.


ALYSIS TECHNOLOGIES, INC. is a provider of component-based e-billing software that snaps-in to any major e-commerce implementation. Its modular WorkOut products enable companies to solve complex business problems via streamlining billing, payment, processing, dispute management, workflow and data analysis. For more information is available at WWW.ALYSIS.COM

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